Volaris Reports February 2026 Traffic Results:

Load Factor of 86%

Mexico City, Mexico, March 10, 2026 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its February 2026 preliminary traffic results.

In February, Volaris’ ASM capacity increased 1.0%, while RPMs for the month grew 1.5%. Mexican domestic RPMs declined 5.4%, while international RPMs increased 12.6%. Consolidated load factor increased by 0.5 percentage points year-over-year to 85.7%. During the month, Volaris transported 2.3 million passengers.

Enrique Beltranena, Volaris’ President and CEO, said: “February reflected disciplined capacity deployment aligned with demand across our network, especially in the domestic market, where the capacity adjustments paid off. As a result, RPM growth outpaced capacity growth in the month. The international market demonstrated continued momentum, validating our ongoing cross-border strategy, as reflected in the continued recovery in load factors. Load factors for international hit 81.4% in February, demonstrating continued demand recovery from last year.

Booking trends in 2026 have remained healthy, with momentum building into Semana Santa and the spring season among our Hispanic VFR and leisure passengers, giving us confidence in sustained strong performance as we move through the first half of the year.”

	Feb 2026	Feb 2025	Variance	YTD Feb 2026	YTD Feb 2025	Variance
RPMs (million, scheduled & charter)
Domestic	1,307	1,381	(5.4%)	2,848	2,939	(3.1%)
International	964	856	12.6%	2,145	1,963	9.3%
Total	2,271	2,237	1.5%	4,992	4,902	1.8%
ASMs (million, scheduled & charter)
Domestic	1,467	1,548	(5.2%)	3,227	3,322	(2.9%)
International	1,184	1,078	9.9%	2,634	2,381	10.6%
Total	2,651	2,625	1.0%	5,860	5,703	2.8%
Load Factor (%, RPMs/ASMs)
Domestic	89.1%	89.2%	(0.1) pp	88.3%	88.5%	(0.2) pp
International	81.4%	79.4%	2.0 pp	81.4%	82.4%	(1.0) pp
Total	85.7%	85.2%	0.5 pp	85.2%	85.9%	(0.7) pp
Passengers (thousand, scheduled & charter)
Domestic	1,649	1,644	0.4%	3,548	3,477	2.1%
International	668	583	14.7%	1,490	1,347	10.6%
Total	2,318	2,226	4.1%	5,038	4,823	4.4%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period performance or its year-over-year comparison will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

VFR: Visiting friends and relatives.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Ricardo Flores / rflores@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 257 and its fleet from 4 to 155 aircraft. Volaris offers around 500 daily flight segments on routes that connect 46 cities in Mexico and 30 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.